SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25

                                         Commission File Number 1-4351

                      NOTIFICATION OF LATE FILING

(Check One): [ ] FORM 10-K [ ] FORM 11-K [ ] FORM 20-F [ ] FORM 10-Q [ ] FORM N-SAR

For Period Ended:

[ X ] Transition Report on Form 10-K       [  ] Transition Report on
                                                Form 10-Q
[  ] Transition Report on Form 20-F        [  ] Transition Report on
                                                Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:      December 31, 1993

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable

                    Part I.  Registrant Information

Full name of registrant:              Southeastern Public Service
                                      Company
Former name if applicable:            Not Applicable
Address of principal executive office
  (street and number):                777 South Flagler Drive, Suite
                                      1000E
City, State and Zip Code:             West Palm Beach, Florida  33401

                   Part II.  Rule 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box.)

[   ]      (a) The reasons described in reasonable detail in Part
           III of this form could not be eliminated without unreasonable effort or expense;




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[ X ]      (b) The subject annual report, semi-annual report,
           transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]      (c) The accountant's statement or other exhibit required
           by Rule 12b-25(c) has been attached if applicable.

                         Part III.  Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary).

      The preparation of the Registrant's Transition Report on Form 10-K for the transition period from March 1, 1993 to December 31, 1993 ("Transition 1993") could not be completed by the prescribed filing date of March 31, 1994 without unreasonable effort or expense as a result of the following factors.

  - On March 11, 1994, the Commission declared effective the Registration Statement on Form S-4 (the "Registration Statement") of Triarc Companies, Inc., the parent company of the Registrant ("Triarc"), relating to the proposed merger of a wholly-owned subsidiary of Triarc into the Registrant. In connection with its review of the Registration Statement and the Registrant's related proxy statement (the "Proxy Statement") which was filed as a part thereof, the staff of the Commission (the "Staff") expressed a number of comments which required significant changes to the financial statements of the Registrant and of Triarc. Specifically, the second comment letter from the Staff included comments which resulted in a reclassification of certain operations of the Registrant from discontinued operations to continuing operations, thereby significantly impacting the Registrant's financial statements. Because of (i) the short periods of time between the Registrant's and Triarc's response (March 4, 1994) to the second comment letter from the Staff (February 18, 1994), the effectiveness of the Proxy Statement (March 11, 1994) and the prescribed filing date for the Transition Report (March 31,
      1994), (ii) the Registrant's desire to fully reflect the Staff's comments, as applicable, in the Registrant's financial statements, and (iii) the time and effort of key personnel of the Registrant and Triarc dedicated to finalizing the Proxy Statement and the Registration Statement that would have been otherwise dedicated to preparing the Registrant's Transition Report, the Registrant has been unable to finalize its consolidated financial statements for Transition 1993 on Form 10-K without unreasonable effort or expense.
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  -   As previously reported, a change in control of Triarc and, correspondingly, a change in control of the Registrant (the "Change In Control") occurred on April 23, 1993. In connection with the Change In Control, the Board of Directors of the Registrant was reconstituted and new senior executive officers of the Registrant were elected. As the year progressed, significant turnover at lower levels within the Registrant resulted in worker inefficiencies and inaccuracies, which contributed to the Registrant's inability to finalize its consolidated financial statements for Transition 1993 by the prescribed filing date without unreasonable effort or expense.

  For all of the above-stated reasons, the preparation of the Registrant's Transition Report on Form 10-K for Transition 1993, including the financial statements to be included therein, could not be completed by the prescribed filing date of March 31, 1994 without unreasonable effort or expense.

                      PART IV.  Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

   Anthony W. Graziano, Jr., Esq.     212          230-3010
            (Name)                  (Area Code)  (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [ X ]  Yes   [  ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ X ]  Yes   [  ]  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          See Annex A hereto




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                  Southeastern Public Service Company
                ---------------------------------------
             (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1994                   By:  Fred H. Schaefer
                                             -------------------
                                             Fred H. Schaefer
                                             Vice President and
                                             Chief Accounting Officer









































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                                                               Annex A


      For the reasons stated in Part III to this Form 12b-25, the consolidated financial statements of the Registrant for Transition 1993 have not been completed. The Registrant, however, expects to report in its Transition Report on Form 10-K for such period net sales of $23.4 million compared to net sales of $22.4 million in the comparable 1992 period, income from continuing operations before cumulative effect of changes in accounting principles of $2.0 million compared with such income of $7.8 million in the comparable 1992 period and a net loss of $13.8 million compared to net income of $1.2 million in the comparable 1992 period. The $5.8 million decrease in income from continuing operations before cumulative effect of changes in accounting principles is principally due to (i) a $5.5 million decrease in equity in after-tax earnings of affiliates resulting from lower earnings of the Company's affiliates, Graniteville Company and CFC Holdings Corp. ("CFC Holdings") and (ii) a $1.5 million write-off (without tax benefit) of the Company's investment in Chesapeake Insurance, a subsidiary of CFC Holdings. Lower interest income from Triarc was more than offset by lower interest expense. The $15.0 million adverse change in the Company's net loss is due to the above factors ($7.0 million) plus a $22.7 million increase in the loss from discontinued operations, offset by a $13.5 million improvement in the cumulative effect of changes in accounting principles (relating to income taxes and other postretirement benefits) to a favorable $7.5 million in Transition 1993 from an unfavorable $6.0 million in 1992. The increase in the loss from discontinued operations is principally due to Transition 1993 charges of (i) $13.9 million principally to provide for the estimated loss on the sale of the discontinued operations and (ii) $8.0 million to provide for a write-down relating to the impairment of certain unprofitable properties.


















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